Exhibit 99.1

NEXA RESOURCES S.A. INFORMS ABOUT THE NOTICE OF MEETING

Luxembourg, June 4th, 2018 — Nexa Resources S.A. (“Nexa Resources” or the “Company”) TAKES NOTICE that the Annual General Meeting (the “Meeting”) of the shareholders of NEXA RESOURCES S.A. (the “Company”) will be held in the Arendt House 41 Avenue J-F Kennedy, 2082 Luxembourg, on June 28, 2018, at 10:00 AM Luxembourg Time, for the following purposes:

1. Presentation of the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the restated consolidated financial statements of the Company for the financial year ended December 31, 2016.

2. Presentation of the reports of the Board of Directors of the Company and the reports of the statutory auditor (réviseur d’entreprises agréé) on the annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2017.

3. Consider and approve the Company’s restated consolidated financial statements for the financial year ended December 31, 2016.

4. Consider and approve the Company’s annual accounts for the financial year ended December 31, 2017.

5. Consider and approve the Company’s consolidated financial statements for the financial year ended December 31, 2017.

6. Resolve to confirm the share premium repayments approved by the Board of Directors of the Company during the financial year ended December 31, 2017 and resolve to offset the remaining profit for the year ended December 31, 2017 against losses brought forward.

7. Ratify the appointment by the Board of Directors of the Company on December 14, 2017 of Ms. Daniella Dimitrov, Mr. Edward Ruiz and Ms. Jane Sadowsky to fill vacancies on the Board until the 2018 annual general meeting of the shareholders.

8. Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2017 for the proper performance of their duties.

9. Re-elect the members of the Board of Directors of the Company;

10. Determine the 2018 overall remuneration of the members of the Board of Directors and ratify the 2017 overall remuneration of the members of the Board of Directors.

11. Appoint PricewaterhouseCoopers, société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2019 annual general meeting of the shareholders.

12. Consider the valuation to be presented by the Board of Directors on, subject to receipt of the approval of the Brazilian Electric Energy Regulatory Authority (Agência Nacional de Energia Elétrica) (“ANEEL”), the contribution in kind by Votorantim S.A. of up to 5% of the shares in Votorantim Metais Zinco S.A. to the freely distributable account (account 115) of the Company named “contribution to equity capital without issue of shares” (“capital contribution”), approval of the valuation of such shares, their contribution and transfer to the account 115 of the Company and the date of effectiveness thereof.

Agenda of the Extraordinary General Meeting

1.               Approve the amendments to article 14 of the articles of association of the Company to clarify the convening notice period and to ease the convening formalities as permitted under Luxembourg law. Any shareholder who holds common shares of the Company as of the close of business (EDT) on June 1, 2018 (the “Record Date”) will be admitted to the Meetings and may attend the Meetings, as applicable, in person or vote by proxy.

If you wish to attend the Annual General Meeting or Extraordinary General Meeting in person, you must reserve your seat by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 25, 2018 by contacting our Investor Relation department at ir@nexaresources.com. Additional details regarding requirements for admission to the Annual General Meeting and the Extraordinary General Meeting are described in the Proxy Statement under the heading “Who May Attend the Annual General Meeting?”.

Please consult the Proxy Statement which is available on the Company’s website, on EDGAR at www.sec.gov and on SEDAR at www.sedar.com as to the procedures for attending the Meetings or to be represented by way of proxy. Copies of the Company’s restated consolidated financial statements for the financial year ended December 31, 2016 and the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2017 together with the reports of the Board of Directors and the statutory auditor and the proposed amendments to the Company’s Articles of Association are available at https://www.nexaresources.com/events. The Proxy Statement, Information Notice and Annual Report are available under the

Company’s profile on EDGAR at www.sec.gov, on SEDAR at www.sedar.com and at https://www.nexaresources.com/events. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 25, 2018 in order for such votes to be taken into account.

NOTICE IS HEREBY GIVEN that all the documents are available at website https://www.nexaresources.com/events

Sincerely,

Luis Ermírio de Moraes

Chairman

On behalf of Board of Director

About Nexa’s Compliance with GDPR:

Nexa is adapting to the new General Data Protection Regulation (GDPR) in the European Union. Please check our Privacy Notice on the link below: https://www.nexaresources.com/privacy-policy